SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2

                          Aecom Technology Coropration
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    00766T100
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)






----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 18 Pages

CUSIP No. 00766T100                  13G                  Page 2 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            GSO Special Situations Fund LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,459,893 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,459,893 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,459,893 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.45%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 3 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            GSO Special Situations Overseas Master Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,816,636 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,816,636 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,816,636 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.81%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 4 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            GSO Special Situations Overseas Benefit Plan Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    206,257 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    206,257 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            206,257 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.21%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 5 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            GSO Credit Opportunities Fund (Helios), L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,494,874 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,494,874 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,494,874 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.49%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 6 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            GSO Capital Partners LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,977,660 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.96%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 7 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            GSO LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,977,660 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.96%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 8 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Bennett J. Goodman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,977,660 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.96%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 9 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            J. Albert Smith III
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,977,660 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.96%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 10 of 18 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Douglas I. Ostrover
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,977,660 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                   7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,977,660 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.96%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00766T100                  13G                  Page 11 of 18 Pages


Item 1

(a).    Name of Issuer:

        Aecom Technology Corporation (the "Company").

(b).    Address of Issuer's Principal Executive Offices:

        555 South Flower Street, Suite 3700
        Los Angeles, California 90071


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        GSO SPECIAL SITUATIONS FUND LP
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  State of Delaware

        GSO SPECIAL SITUATIONS OVERSEAS FUND LTD.
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  Cayman Islands, British West Indies

        GSO SPECIAL SITUATIONS OVERSEAS BENEFIT PLAN FUND LTD.
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  Cayman Islands, British West Indies

        GSO CREDIT OPPORTUNITIES FUND (HELIOS), L.P.
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  Cayman Islands, British West Indies

        GSO CAPITAL PARTNERS LP
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  State of Delaware

        GSO LLC
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  State of Delaware

        BENNETT J. GOODMAN
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017

CUSIP No. 00766T100                  13G                  Page 12 of 18 Pages


        Citizenship:  United States

        J. ALBERT SMITH III
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  United States

        DOUGLAS I. OSTROVER
        c/o GSO Capital Partners LP
        280 Park Avenue, 11th Floor
        New York, NY 10017
        Citizenship:  United States

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(d).     Title of Class of Securities:

         Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).  CUSIP Number:

         00766T100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)   [ ] Broker or dealer registered under Section 15 of the Act,

          (b)   [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)   [ ] Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

CUSIP No. 00766T100                  13G                  Page 13 of 18 Pages


          (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


Item 4.   Ownership.


         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

     As of the date of this filing, (i) GSO Special Situations Fund LP owns 3,459,893 shares of Common Stock of the Company, (ii) GSO Special Situations Overseas Master Fund Ltd. owns 2,816,636 shares of Common Stock of the Company,
(iii) GSO Special Situations Overseas Benefit Plan Fund Ltd. owns 206,257 shares of Common Stock of the Company, (iv) GSO Credit Opportunities Fund (Helios), L.P. owns 1,494,874 shares of Common Stock of the Company and (v) each of GSO Capital Partners LP, GSO LLC, Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed the beneficial owner of the 7,977,660 shares of Common Stock owned by GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Credit Opportunities Fund (Helios), L.P.

         GSO Capital Partners LP serves as the investment manager (the "Investment Manager") of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Credit Opportunities Fund (Helios), L.P. GSO LLC serves as the general partner (the "General Partner") of GSP Capital Partners LP. Each of Bennett J. Goodman, J. Albert Smith III, Albert Smith III and Douglas I. Ostrover serve as managing members of the General Partner. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of the Investment Manager, the General Partner, Bennett J. Goodman, J. Albert Smith III, Albert Smith III and Douglas I. Ostrover disclaims beneficial ownership of shares of Common Stock owned by GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Credit Opportunities Fund (Helios), L.P.

         (b) Percent of class:

         The Company's Quarterly Report for the quarterly period ended December 31, 2007 on Form 10-Q filed on February 13, 2008, indicates that as of February 6, 2008, there were 100,201,803 shares of Common Stock outstanding. Therefore as of the date of this filing, based on the Company's outstanding shares of Common Stock, (i) GSO Special Situations Fund LP owns approximately 3.45% of the outstanding shares of Common Stock of the Company, (ii) GSO Special Situations Overseas Master Fund Ltd. owns approximately 2.81% of the outstanding shares of Common Stock of the Company, (iii) GSO Special Situations Overseas Benefit Plan Fund Ltd. owns approximately 0.21% of the outstanding shares of Common Stock of the Company, (iv) GSO Credit Opportunities Fund (Helios), L.P. owns approximately 1.49% of the outstanding shares of Common Stock of the Company and (v) each of the Investment Manager, the General Partner, Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to beneficially own 7.96% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

CUSIP No. 00766T100                  13G                  Page 14 of 18 Pages



         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   0

             (ii)  Shared power to vote or to direct the vote

                   See Item 4(a)

             (iii) Sole power to dispose or to direct the disposition of

                   0

             (iv)  Shared power to dispose or to direct the disposition of

                   See Item 4(a)


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover are managing members of the General Partner, and in that capacity, direct its operations. The General Partner is the general partner of the Investment Manager, and in that capacity directs its operations. The Investment Manager is the investment manager of each of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Credit Opportunities Fund (Helios), L.P., and in that respect holds discretionary investment authority for each of them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Exhibit I.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

CUSIP No. 00766T100                  13G                  Page 15 of 18 Pages


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 13, 2008, by and among GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd., GSO Credit Opportunities Fund (Helios), L.P., GSO Capital Partners LP, GSO LLC, Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover.

CUSIP No. 00766T100                  13G                  Page 16 of 18 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2008

GSO SPECIAL SITUATIONS FUND LP            GSO SPECIAL SITUATIONS OVERSEAS FUND
                                          LTD.
By:  GSO Capital Partners LP
     its Investment Manager               By:  GSO Capital Partners LP
                                               its Investment Manager
By:  /s/ George Fan
     -------------------------            By:  /s/ George Fan
Name:  George Fan                              ------------------------
Title:   Chief Legal Officer/Chief        Name:  George Fan
Compliance Officer                        Title:  Chief Legal Officer/Chief
                                          Compliance Officer

GSO SPECIAL SITUATIONS OVERSEAS           GSO CREDIT OPPORTUNITIES FUND
BENEFIT PLAN FUND LTD.                    (HELIOS), L.P.

By:  GSO Capital Partners LP
     its Investment Manager
                                          By:  GSO Capital Partners LP
By:  /s/ George Fan                            its Investment Manager
     -------------------------
Name:  George Fan                         By:  /s/ George Fan
Title:   Chief Legal Officer/Chief             ------------------------
Compliance Officer                        Name:  George Fan
                                          Title:   Chief Legal Officer/Chief
                                          Compliance Officer

GSO CAPITAL PARTNERS LP                  GSO LLC

By:  /s/ George Fan                       By:  Bennett J. Goodman
     --------------------------                Its Managing Member
Name:  George Fan
Title:   Chief Legal Officer/Chief        By:  /s/ George Fan
         Compliance Officer                    ------------------------
                                            Name:  George Fan
                                            Title:   Attorney-in-Fact

BENNETT J. GOODMAN                        J. ALBERT SMITH III

By:  /s/ George Fan                       By:  /s/ George Fan
     --------------------------                ------------------------
Name:  George Fan                         Name:  George Fan
Title:   Attorney-in-Fact                 Title:   Attorney-in-Fact

DOUGLAS I. OSTROVER

By:  /s/ George Fan
     --------------------------
Name:  George Fan
Title:   Attorney-in-Fact

CUSIP No. 00766T100                  13G                  Page 17 of 18 Pages


The Powers of Attorney executed by Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, authorizing George Fan to sign and file this Schedule 13G on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on May 18, 2006 by such Reporting Persons with respect to the common stock of Oglebay Norton Company, are hereby incorporated by reference.

CUSIP No. 00766T100                  13G                  Page 18 of 18 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT


     This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Aecom Technology Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED:  February 13, 2008

GSO SPECIAL SITUATIONS FUND LP            GSO SPECIAL SITUATIONS OVERSEAS FUND
                                          LTD.
By:  GSO Capital Partners LP
     its Investment Manager               By:  GSO Capital Partners LP
                                               its Investment Manager
By:  /s/ George Fan
     ------------------------             By:  /s/ George Fan
Name:  George Fan                              ------------------------
Title:   Chief Legal Officer/Chief        Name:  George Fan
Compliance Officer                        Title:   Chief Legal Officer/Chief
                                          Compliance Officer

GSO SPECIAL SITUATIONS OVERSEAS           GSO CREDIT OPPORTUNITIES FUND
BENEFIT PLAN FUND LTD.                    (HELIOS), L.P.

By:  GSO Capital Partners LP              By:  GSO Capital Partners LP
     its Investment Manager                    its Investment Manager

By:  /s/ George Fan                       By:  /s/ George Fan
     ------------------------                  ------------------------
Name:  George Fan                         Name:  George Fan
Title:   Chief Legal Officer/Chief        Title:   Chief Legal Officer/Chief
Compliance Officer                        Compliance Officer

GSO CAPITAL PARTNERS LP                   GSO LLC

By:  /s/ George Fan                       By:  Bennett J. Goodman
     ------------------------                  Its Managing Member
Name:  George Fan
Title:   Chief Legal Officer/Chief        By:  /s/ George Fan
Compliance Officer                             ------------------------
                                          Name:  George Fan
                                          Title:   Attorney-in-Fact

BENNETT J. GOODMAN                        J. ALBERT SMITH III

By:  /s/ George Fan                       By:  /s/ George Fan
     ------------------------                  ------------------------
Name:  George Fan                         Name:  George Fan
Title:   Attorney-in-Fact                 Title:   Attorney-in-Fact

DOUGLAS I. OSTROVER

By:  /s/ George Fan
     -------------------------
Name:  George Fan
Title:   Attorney-in-Fact